Exhibit 99.1

ICON Announces Appointment of Mr. Eugene McCague to Board of Directors

DUBLIN--(BUSINESS WIRE)--October 4, 2017--ICON plc, (NASDAQ: ICLR) global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Mr. Eugene McCague as a non-executive director.

Mr. McCague was a corporate partner of Arthur Cox, one of Ireland’s premier law firms, from 1988 until June 2017. During his time with Arthur Cox, Mr. McCague served as both managing partner and chairman of Arthur Cox and also advised a wide range of public and private companies on mainstream corporate work, mergers and acquisitions, corporate restructurings and corporate governance.

In addition to his distinguished legal career, Mr. McCague also has extensive board experience with commercial, government and educational organizations. Mr. McCague currently serves on the board of FLY Leasing Limited, an aircraft leasing company listed on the New York Stock Exchange, and on the board of the Irish branch of AON Insurance. He also serves as chairman of the governing authority of University College Dublin.

Mr. McCague’s previous board roles include the Health Service Executive, the Irish state body which administers public health service in Ireland, chairman of the governing body of Dublin Institute of Technology and chairman of the Dublin Institute of Technology Foundation. Mr. McCague was also president of the Dublin Chamber of Commerce in 2006.

Mr. McCague holds a Bachelor of Civil Law degree and a diploma in European Law from University College Dublin.

"I am very pleased that Eugene has joined the board," commented Mr. Ciaran Murray, Chairman of the Board. "His leadership positions at Arthur Cox, one of Ireland’s premier law firms, and his strong business experience across many industry sectors will bring invaluable expertise to the ICON board.”

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 97 locations in 38 countries and has approximately 13,100 employees.

Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Brendan Brennan Chief Financial Officer
+ 353 –1-291-2000
or
Jonathan Curtain Vice President Corporate Finance & Investor Relations
+1-215-616-3000